SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

CNET Networks, Inc.
(Name of Company)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

12613R104
(CUSIP Number of Class of Securities)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
212-756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2008
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

_________________________

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 12613R104	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,481,159
	8	SHARED VOTING POWER 114,333
	9	SOLE DISPOSITIVE POWER 15,481,159
	10	SHARED DISPOSITIVE POWER 114,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,595,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPARK MANAGEMENT PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,583,979
	8	SHARED VOTING POWER 14,866
	9	SOLE DISPOSITIVE POWER 2,583,979
	10	SHARED DISPOSITIVE POWER 14,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,598,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VELOCITY INTERACTIVE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALEX INTERACTIVE MEDIA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 129,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 129,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 129,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12613R104	SCHEDULE 13D	Page 6 of 12 Pages

The Schedule 13D filed on January 7, 2008, as amended by Amendment No.1, filed on January 9, 2008, and as amended by Amendment No. 2 filed on January 11, 2008 (the "Schedule 13D") by JANA Partners LLC, a Delaware limited liability company, Spark Management Partners, L.L.C., a Delaware limited liability company, Velocity Interactive Management, LLC, a Delaware limited liability company, and Alex Interactive Media, LLC, a Delaware limited liability company (together, the "Reporting Persons") relating to the shares ("Shares") of common stock, par value $0.0001 per share, of CNET Networks, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No.3 to the Schedule 13D. This Amendment No. 3 also constitutes an "exit filing" for Spark Management Partners, L.L.C. and Velocity Interactive Management, LLC, who do not intend to file any further updates or amendments to the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

               The final paragraph of Section (a) of Item 2 of the Schedule 13D is hereby amended as follows:

Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. By virtue of the Termination Agreement, dated June 18, 2008 (the "Sandell Termination Agreement"), terminating the Agreement, dated January 4, 2008, between JANA and Sandell, as more fully described in Item 6, the Reporting Persons should no longer be deemed to be a "group" with Sandell and its affiliates for purposes of the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under such Reporting Persons' management and control. The securities reported herein as being beneficially owned by each of the Reporting Persons do not include any securities held by Sandell or any other person or entity other than the various accounts under each Reporting Persons' management and control.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 15,595,492 Shares reported herein as being beneficially owned by JANA were acquired at an aggregate purchase price of approximately $131,964,485. The Shares beneficially owned by JANA were acquired with investment funds in accounts under management. The 2,598,845 Shares reported herein as being beneficially owned by Spark were acquired by CT-100 from JANA on January 15, 2008 for an aggregate purchase price of $20,115,060.30, which amount includes $115,060.30 for the 14,866 Shares acquired by CT-100 on behalf of AIM. The Shares beneficially owned by Spark were acquired with working capital of CT-100. Of the 129,199 Shares reported herein as being beneficially owned by AIM, (i) 14,866 Shares are reported as being beneficially owned by AIM by virtue of AIM's ownership interest in CT-100 and (ii) 114,333 Shares are reported as being beneficially owned by AIM by virtue of AIM's ownership interest in the JANA SPV described in Item 6. The 129,199 Shares reported herein as being beneficially owned by AIM were acquired for an aggregate purchase price of $1,000,000, which amount consists of (i) $115,060.30 paid for the 14,866 Shares acquired by CT-100 on behalf of AIM and (ii) $884,939.70 paid for the 129,199 Shares acquired by the JANA SPV on behalf of AIM. The source of funds used by AIM to acquire its ownership interests in the JANA SPV and CT-100 was working capital of AIM. The 1,000,000 Shares which are reported herein as being beneficially owned by Velocity were acquired by Velocity from JANA on June 16, 2008 pursuant to Velocity's exercise of its option under the Option Agreement, for an aggregate purchase price of $10,000,000. The source of funds used to purchase such Shares was the working capital of Velocity and of affiliates, and margin borrowing from a margin account.

CUSIP No. 12613R104	SCHEDULE 13D	Page 7 of 12 Pages

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In view of the proposed acquisition of the Issuer by Ten Acquisition Corp., a wholly-owned subsidiary of CBS Corporation, and the likelihood that this transaction will be completed regardless of any action taken by the Reporting Persons prior to the Issuer's next annual meeting of stockholders, the Reporting Persons have ceased to pursue the conduct of a proxy contest regarding the Issuer.

On June 16, 2008 Velocity exercised its option under the Option Agreement to purchase 1,000,000 Shares from JANA at a price per Share of $10.00.

In addition, on June 16, 2008, JANA delivered notice to AIM under the Amended and Restated Agreement terminating AIM's obligation to provide consulting services under such agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Sections (a), (b),(c) and (e) of Item 5 of the Schedule 13D are hereby amended as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 152,344,141 Shares reported to be outstanding as of April 24, 2008 by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed with the Securities and Exchange Commission on May 2, 2008.

As of the close of business on June 18, 2008; (i) JANA may be deemed to beneficially own 15,595,492 Shares, constituting approximately 10.2% of the Shares outstanding, (ii) Spark may be deemed to beneficially own 2,598,845 Shares, constituting approximately 1.7% of the Shares outstanding, (iii) Velocity may be deemed to beneficially own 1,000,000 Shares, constituting approximately 0.7% of the Shares outstanding, and (iv) AIM may be deemed to beneficially own 129,199 Shares, constituting less than 0.1% of the Shares outstanding. AIM beneficially owns its Shares by virtue of its ownership interest in the JANA SPV and in CT-100.

(b) JANA has sole voting and dispositive power over 15,481,159 Shares, which powers are exercised by the JANA Principals, and by virtue of the limited liability company agreement of the JANA SPV, shared voting and dispositive power over 114,333 Shares, which power is shared with AIM. Spark has sole voting and dispositive power over 2,583,979 Shares, which powers are exercised by the Spark

CUSIP No. 12613R104	SCHEDULE 13D	Page 8 of 12 Pages

Principals, and by virtue of the limited liability company agreement of CT-100, shared voting and dispostive power over 14,866 Shares, which power is shared with AIM. AIM has shared voting and dispositive power over the 129,199 Shares beneficially owned by it, which powers are exercised by Gardi and shared by JANA and CT-100. Velocity has sole voting and dispositive power over 1,000,000 Shares, which powers are exercised by the Velocity Principals.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in Appendix A hereto and is incorporated herein by reference.

(e) In view of the exercise by Velocity of its option under the Option Agreement and the termination of the Amended and Restated Agreement referenced in Item 4 above, as of the date hereof, Spark and Velocity should no longer be deemed to be part of a group with, and accordingly to beneficially own any Shares held by, any other Reporting Persons. Accordingly, as of June 18, 2008, each of Spark and Velocity ceased to be the beneficial owners of more than 5% of the Shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is hereby supplemented by inserting the following text as the second, third and fourth paragraphs of such Item 6:

Pursuant to the limited liability company agreement of the JANA SPV, AIM may withdraw up to 114,333 Shares attributable to its capital contribution of $884,939.70 from the JANA SPV, in whole or in part, following the earliest of (i) the disposition of all or a portion of the Shares owned by JANA, (ii) the commencement of the Issuer's next annual meeting of shareholders, and (iii) the date that JANA notifies any other party or publicly announces that it has ceased to pursue any proposals to the Issuer regarding the conduct of its business.

Pursuant to the limited liability company agreement of CT-100, AIM may withdraw up to 14,866 Shares attributable to its capital contribution of $115,062.84 from CT-100, in whole or part, following the earlier of (i) the disposition of all or a portion of the Shares owned by JANA, (ii) the commencement of the Issuer’s next annual meeting of shareholders and (iii) the date that JANA notifies any other party or publicly announces that it has ceased to pursue or continue the making of any proposals to the Issuer regarding the conduct of its business or related matters or the conduct of any proxy contest involving the Issuer.

By virtue of the statement in Item 4 above that the Reporting Persons have ceased to pursue the conduct of a proxy contest regarding the Issuer, the Amended and Restated Agreement has terminated in accordance with its terms. This description of the Amended and Restated Agreement is a summary only and is qualified by reference to the Amended and Restated Agreement, a copy of which has been filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

CUSIP No. 12613R104	SCHEDULE 13D	Page 9 of 12 Pages

Item 6 of the Schedule 13D is hereby further supplemented by inserting the following text as the seventh paragraph of such Item 6:

On June 18, 2008, JANA and Sandell entered into the Sandell Termination Agreement, terminating the parties' respective obligations under the Sandell Group Agreement. This description of the Sandell Termination Agreement is a summary only and is qualified by reference to the Sandell Termination Agreement, a copy of which is filed as Exhibit 14 to this Schedule 13D and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 14	Sandell Termination Agreement

CUSIP No. 12613R104	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2008

JANA PARTNERS LLC

By:	/s/ Barry Rosenstein
Name:	Barry Rosenstein
Title:	Managing Partner

By:	/s/ Gary Claar
Name:	Gary Claar
Title:	General Partner

SPARK MANAGEMENT PARTNERS, L.L.C.

By:	/s/ Santo Politi
Name:	Santo Politi
Title:	Managing Member

VELOCITY INTERACTIVE MANAGEMENT, LLC

By:	/s/ Rodi Guidero
Name:	Rodi Guidero
Title:	Authorized Signatory

CUSIP No. 12613R104	SCHEDULE 13D	Page 11 of 12 Pages

ALEX INTERACTIVE MEDIA, LLC

By:	/s/ Paul Gardi
Name:	Paul Gardi
Title:	Managing Member

CUSIP No. 12613R104	SCHEDULE 13D	Page 12 of 12 Pages

APPENDIX A

TRANSACTIONS IN THE SHARES EFFECTED BY THE

REPORTING PERSONS DURING THE PAST 60 DAYS

JANA

Date of Trade	Shares Purchased (Sold)	Price per Share
6/16/2008[1]	(1,000,000)	$10.00

Velocity

Date of Trade	Shares Purchased (Sold)	Price per Share
6/16/2008[2]	1,000,000	$10.00

_________________________

1            Sold by JANA to Velocity in a private transaction in connection with the exercise by Velocity of its option to acquire Shares in accordance with the Option Agreement.

2            Acquired by Velocity from JANA in a private transaction in connection with the exercise by Velocity of its option to acquire Shares in accordance with the Option Agreement.